Exhibit 99 (1)

The Company reported recurring net income for the first quarter of 2003 of $32.0 million as compared to $31.8 million for the same period last year. On this basis, net income per share for the quarter was $1.12, in line with the same period last year.

Butch Kerzner, President of the Company, commented, “I am very pleased to report that the Company was able to maintain its recurring EPS. Atlantis continued to outperform the industry despite a downturn in the travel market that was exacerbated in the quarter by world events. Paradise Island’s gross revenues exceeded the same period last year. We maintained revenue per available room (“RevPAR”) at Atlantis indicating that the property continues to demonstrate resilience against the backdrop of a difficult travel market.”

The Company recorded net income in the quarter of $39.1 million, compared to net income of $29.6 million for the same period last year resulting in net income per share of $1.36 compared to $1.04 for the same period last year.

Paradise Island
The Company’s Paradise Island operations achieved gross revenues of $144.6 million and EBITDA of $47.3 million in the quarter as compared to $143.8 million and $51.2 million, respectively, in the same period last year. Results in the last two weeks of the quarter were affected by travel concerns arising from the war in Iraq, as Atlantis’s occupancy for the month of March was 90% as compared to 93% in the same period last year. Prior to the beginning of the war, Atlantis was on pace to achieve similar occupancy levels to those achieved in the same period last year.

Despite the decrease in occupancy in the second half of March due to the war, Atlantis’s RevPAR at approximately $239 was similar to the same period last year. Atlantis achieved an average occupancy of 83% at a $289 average daily room rate (“ADR”), which compares to an average occupancy of 85% and ADR of $284 in 2002. Bookings trends have improved over the last few weeks and Atlantis benefited from strong demand in April as RevPAR for the month is expected to finish the month ahead of the same period last year.

In the Atlantis Casino slot win for the quarter increased by 4%. Table drop was 5% lower in the quarter than the same period last year as the current quarter faced a difficult comparison due to primarily to the shift in the Easter holiday from March to April in 2003.

During the quarter, the Company recognized $2.8 million in income from the final settlement of a business interruption claim relating to Hurricane Michelle and also realized a gain of $2.5 million on the replacement of damaged assets, representing the recovery of amounts in excess of the net book value of assets damaged by the storm. These items are excluded from recurring net income and EBITDA.

Connecticut
Mohegan Sun reported slot revenues for the quarter of $180.7 million, an increase of 10% compared to the same period last year. Slot win per unit per day was $324 for the quarter, a 10% increase compared to the same period last year. In the quarter, Mohegan Sun continued to increase its share of the Connecticut slots market from 46% in the same period last year to over 49%.

Trading Cove Associates (“TCA”), an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority (“MTGA”) of 5% of gross operating revenues of the expanded Mohegan Sun operation. The Company recorded income from TCA of $8.1 million in the quarter, a 29% increase over the same period last year. MTGA’s gross operating revenues include the results of the Mohegan Sun Hotel, which was opened in July 2002.

One&Only
The One&Only Ocean Club, the Company’s luxury resort hotel on Paradise Island, performed very strongly and we believe it continues to outperform other luxury resorts in its category. RevPAR in the quarter was approximately $683, an increase of 12% over the same period last year, with an average occupancy of 78% and an ADR of $881.

Paul O’Neil, CEO of the Company’s Paradise Island business commented, “One&Only Ocean Club’s performance is outstanding, particularly in the current travel environment. The resort continues to gain recognition, having recently been named the best luxury hotel in the Atlantic/Caribbean region in the May/June issue of Departures magazine published exclusively for American Express Platinum and Centurion cardholders.”

In the quarter, the Company earned fees of $2.8 million from its non-Paradise Island luxury resort operations as compared to $2.2 million in the same period last year. The Company’s luxury resorts in Mauritius and the Maldives performed well as all achieved increases in RevPAR over the same period last year. The Company also benefited from the successful reopening of the One&Only Le Touessrok in December 2002, which had been closed for nearly all of 2002. The war in Iraq caused some slowdown at our Mauritius resorts in the second half of March, but had a more significant affect on the One&Only Royal Mirage Dubai.

The Company closed Palmilla, its 50% owned luxury resort in Los Cabos, Mexico, at the end of the quarter in order to commence the previously announced $75 million expansion project that will increase the room count at the resort from 115 rooms to 174 rooms and will significantly upgrade the amenities and public areas offered by the resort. The expansion is expected to be completed by the end of this year and will be financed through local project financing, which will be supported by a $38.0 million guarantee by the Company.

Casino License Acquisition in United Kingdom
In the quarter, the Company agreed to acquire for $2.0 million a gaming license, inclusive of an undeveloped property located in the town centre of Northampton, England. The transfer of the license is subject to the approval by the British Gaming Board and the Northampton Gaming Licensing Council. The Company is in the process of seeking these approvals and intends to develop a new 30,000 square foot gaming facility.

Butch Kerzner commented, “We are very pleased to take this initial step in Northampton, and we anticipate that this will be just the beginning in establishing a significant business presence in the United Kingdom as deregulation begins to be implemented. We are very excited about the Northampton opportunity and look forward to working with the Northampton Borough Council in establishing a great facility that will be an asset to the town centre.”

Kerzner Interactive
As previously announced, the Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive, during the quarter, which resulted in the recognition of income from discontinued operations of $2.2 million. This amount includes $4.5 million of income from the termination of the option agreement with Station Casinos, Inc., which was reduced by net losses incurred while winding down the operations of this business, including the write-down of net assets in the quarter.

Liquidity
At the end of the quarter, the Company held $46.3 million in cash and cash equivalents, including $2.3 million in restricted cash. Total interest-bearing debt at the end of the quarter was $447.6 million, which was comprised primarily of $47.0 million drawn under the Company’s $300 million revolving credit facility and $400.0 million of 8 7/8% Senior Subordinated Notes due 2011. In the quarter, the Company repaid total interest bearing debt of $25.1 million, substantially all of which was borrowed under the revolving credit facility. Since the quarter end, a further $26.5 million of the revolving credit facility has been repaid.

Shareholders’ equity as of March 31, 2003 was $772.5 million and the Company had 28.1 million ordinary shares outstanding.

Sol Kerzner
Chairman of the Board & Chief Executive Officer
May 29, 2003
Paradise Island, The Bahamas

Forward-Looking Statements
This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

Kerzner International Limited
Consolidated Balance Sheets
(Amounts in thousands)	March 31, 2003	December 31, 2002

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$44,014	$34,012
Restricted cash	2,287	4,842
Trade receivables, net	36,107	44,971
Due from affiliates	22,158	28,042
Inventories	8,947	8,969
Prepaid expenses and other assets	14,192	14,312

Total current assets	127,705	135,148
Property and equipment, net	1,121,211	1,128,375
Notes receivable	13,905	13,720
Due from affiliates - non-current	23,465	24,379
Deferred tax asset, net	6,070	6,119
Deferred charges and other assets, net	31,794	35,098
Investment in associated companies	68,571	66,939

Total assets	$1,392,721	$1,409,778

Liabilities and Shareholders' Equity
Current liabilities:
Current maturities of long-term debt	$286	$275
Accounts payable and accrued liabilities	127,852	156,171
Capital creditors	1,673	1,538

Total current liabilities	129,811	157,984

Deferred revenue - non-current	17,198	18,028
Other long-term liabilities	3,686	2,697
Long-term debt, net of current maturities	469,530	497,756

Total liabilities	620,225	676,465
Shareholders' equity	772,496	733,313

Total liabilities and shareholders' equity	$1,392,721	$1,409,778

Kerzner International Limited
Consolidated Statements of Operations	For the Three Months
(Amounts in thousands, except share data)	Ended March 31,
	2003	2002 (1)

	(Unaudited)

Revenues:
Casino and resort revenues	$144,602	$143,795
Less: promotional allowances	(6,814)	(7,001)

Net casino and resort revenues	137,788	136,794
Tour operations	13,666	10,053
Management and other fees	11,163	8,900
Insurance recovery	2,819	-
Other	1,213	1,168

	166,649	156,915

Expenses:
Casino and resort expenses	69,313	66,604
Tour operations	12,240	8,536
Selling, general and administrative	24,763	21,624
Corporate expenses	6,678	5,905
Depreciation and amortization	13,628	13,565

	126,622	116,234

Income from operations	40,027	40,681
Other income and expenses:
Interest income	936	891
Interest expense, net of capitalization	(7,509)	(10,654)
Equity in earnings of associated companies, net	1,832	1,263
Gain on replacement of damaged assets	2,514	-
Other, net	(121)	(130)

Income from continuing operations before income taxes and minority interest	37,679	32,051
Provision for income taxes	(461)	(292)
Minority interest	(375)	-

Income from continuing operations	36,843	31,759
Income (loss) from discontinued operations, net of income tax effect	2,239	(2,149)

Net income	$39,082	$29,610

Diluted net income per share:
Income from continuing operations	$1.29	$1.12
Income (loss) from discontinued operations, net of income tax effect	0.07	(0.08)

	$1.36	$1.04

Weighted average number of shares outstanding - diluted	28,657	28,402

(1) The operating results of Kerzner Interactive have been classified as discontinued operations for all periods presented.

Kerzner International Limited
Consolidated Statements of Cash Flows	For the Three Months
(Amounts in thousands, except share data)	Ended March 31,
	2003	2002

	(Unaudited)

Cashflows from operating activities:
Net income	$39,082	$29,610
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	13,628	13,565
Amortization of debt issuance costs and discount	305	603
Provision for doubtful receivables	285	1,061
Deferred income tax benefit (provision)	1,867	(252)
Net change in working capital accounts	(18,892)	(8,163)
Net change in deferred charges	775	557
Net change in restricted cash	2,555	66
Equity in earnings of associated companies, net
of dividends received	(1,832)	(1,263)
Gain on insurance proceeds received for replaced assets	(2,514)	-
(Gain) loss from discontinued operations	(2,239)	2,149
Other	121	-

Net cash provided by operating activities	33,141	37,933

Cashflows from investing activities:
Payments for property and equipment	(7,703)	(10,309)
Acquistion of World Leisure Holidays, net of cash acquired	1,384	-
Repayment of notes receivable	40	18,018
Purchase of first mortgage notes	-	(4,884)
(Advances to) repayment from associated companies, net	(203)	2,092
Sale of debt and equity interest in Kanuhura	1,464	-
Insurance proceeds for replaced assets	6,852	-
Net proceeds from sale of assets	169	-

Net cash provided by investing activities	2,003	4,917

Cashflows from financing activities:
Proceeds from issuance of debt	-	4,000
Repayment of borrowings	(25,084)	(13,063)
Proceeds from exercise of stock options	30	7,448
Debt issue and modification costs	(88)	(152)

Net cash used in financing activities	(25,142)	(1,767)

Net increase in cash and cash equivalents	10,002	41,083
Cash and cash equivalents beginning of period	34,012	30,471

Cash and cash equivalents at end of period	$44,014	$71,554

Kerzner International Limited
Reconciliation of Recurring Net Income to GAAP Net Income	For the Three Months Ended March 31,
(Amounts in thousands)	2003		2002

	$	EPS	$	EPS

Recurring net income (1)	$31,964	$1.12	$31,759	$1.12
Insurance recovery (2)	2,819	0.09	-	-
Gain on replacement of damaged assets (2)	2,514	0.09	-	-
Income (loss) on discontinued operations,
net of income tax effect (3)	2,239	0.07	(2,149)	(0.08)
Share of loss from remediation costs
at Harborside (4)	(454)	(0.01)	-	-

Net income	$39,082	$1.36	$29,610	$1.04

(1)	Recurring net income is defined as net income before insurance recovery, gain on replacement of damaged assets, income (loss) on discontinued operations, net of income tax effect and share of loss from remediation costs at Harborside. Recurring net income is presented to assist investors and management in analyzing the performance of the Company. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States, nor should it be considered as an indicator of the overall financial performance of the Company.

(2)	Insurance recovery represents a business interruption settlement related to the Hurricane Michelle claim. Gain on replacement of damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

(3)	The Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive, in the quarter. The Company has recognized $4.5 million of income related to an option agreement with Station Casinos, Inc. which was terminated during the quarter, which was partially reduced by net losses incurred while winding down the operations of the business, including the writedown of net assets in the quarter.

(4)	The Company recorded a loss for its share of remediation costs related to Harborside arising from damage incurred from Hurricane Michelle. This loss has not been reduced by any potential insurance recovery, but Harborside has filed a claim with its insurers, which is presently under negotiation.

Kerzner International Limited
Reconciliation of EBITDA to GAAP Income from Operations	For the Three Months
(Amounts in thousands, except share data)	Ended March 31,
	2003	2002

	(Unaudited)

EBITDA (1)	$50,836	$54,246
Insurance recovery	2,819	-
Depreciation and amortization	(13,628)	(13,565)

Income from operations	$40,027	$40,681

(1)	EBITDA is defined as income from operations before insurance recovery and depreciation and amortization. EBITDA is presented to assist investors and management in analyzing the performance of the Company and in measuring cash flows from operations from the Company before debt service that provides a relevant basis for comparison. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States, nor should it be considered as an indicator of the overall financial performance of the Company. The Company’s method of calculating EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.